1040 Spring Street Silver Spring, MD 20910 tel 301.608.9292 fax 301.608.9291

July 19, 2010

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mal Stop 4720

Washington, D.C. 20549

Re:          United Therapeutics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2010

File Number:  000-26301

Dear Mr. Riedler:

This letter provides the response of United Therapeutics Corporation (the “Company”) to the comment contained in the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated July 13, 2010, setting forth comments to the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 (the “2010 Proxy Statement”).  We have set forth below the Staff’s comment in bold, followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A

General

1.              We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

When structuring the Company’s compensation programs and policies, the Compensation Committee and management of the Company consider whether the terms of these programs and policies are likely to encourage inappropriate risk-taking by officers or employees of the Company within the overall context of the risks inherent in the Company’s strategic objectives.

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In connection with preparing the 2010 Proxy Statement, the Company reviewed newly-adopted Item 402(s) of Regulation S-K, along with the other proxy disclosure enhancements adopted by the Commission in Release No. 34-61175, and evaluated its application to the Company.  This review involved the General Counsel and other professionals within the Company’s legal department, the Chief Financial Officer and members of the finance department, the Chairman of the Compensation Committee, the Company’s outside securities law counsel and the Company’s independent compensation consultant.  Following this review, the Company concluded that its compensation policies and practices for its employees do not give rise to risks that are reasonably likely to have a material adverse effect on the Company, and therefore that no disclosure pursuant to Item 402(s) was required.  This conclusion was based on the following factors, among others:

•                  For all employees and officers of the Company, compensation consists primarily of (1) base salary; (2) cash incentive bonuses; and (3) long-term incentive compensation (share tracking awards or, in the case of the CEO, stock options).

•                  Base salary is competitive and benchmarked against peer companies, providing a level of assured cash compensation that helps reduce incentives for risk-taking behavior.

•                  Cash incentive bonuses are paid out based almost entirely on the achievement of milestones (which are described in the 2010 Proxy Statement at pages 30-31) and are a function of the employee’s salary (or pre-designated cash bonus potential, in the case of executive officers).  These milestones are intended to incentivize employees to pursue short-, medium- and long-term value growth for the Company’s stockholders, by measuring financial growth, operational performance, ethical conduct and the quality of product development programs.  Because the Company establishes a number of milestones, each of which carries equal weight, it avoids the risk that would be associated with incentivizing efforts to achieve a single target.  Furthermore, managers have discretion to reduce cash bonuses on a case-by-case basis, but not as a result of failure to achieve individual goals that encourage risk-taking behavior.  In general, these milestones are uniform across the entire Company, with the exception of the telemedicine business, which is fundamentally different in important ways from the core business and therefore requires a tailored set of milestones.  The Company’s milestone-based cash bonuses are intended to promote a strong pay-for-performance culture and reward employees and officers for strong corporate (as opposed to individual or departmental) performance.

•                  Share tracking awards are cash-settled awards that track the Company’s share price and only reward the recipient to the extent the Company’s share price increases.  In the case of employees and most officers, share tracking awards are granted based on milestone achievement and a function of the employee’s salary.  For executive officers, share tracking awards are granted based on a range of factors, including the Company’s overall performance, the achievement of milestones and a subjective evaluation of individual performance.  Share tracking awards vest over a four-year schedule, thereby further promoting the long-term focus of our employees.  These awards are designed to tie employee and officer incentives closely to the interests of the Company’s shareholders.

•                  Stock options are granted to the CEO pursuant to a formula contained in her employment agreement based on the increase (if any) in the Company’s market capitalization in a given year.  Similar to share tracking awards, stock options closely tie the CEO’s incentives to the interests of shareholders.

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•                  Both share tracking awards and stock options are valid for ten years, further encouraging a long-term focus for their exercise.  In addition, they are granted each year (if earned), reducing the incentive to take measures to inflate the Company’s stock price artificially in a single year.  As such, long-term, sustainable growth is important — otherwise, future awards will be less valuable.

•                  Share tracking awards and stock options provide an effective means of (i) attracting and retaining employees and officers; (ii) linking pay with performance; and (iii) aligning the interests of our employees and officers with the interests of the Company’s shareholders.

* * *

In connection with our response above, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact John Hess, Vice President and Associate General Counsel, at (202) 483-7000, or the undersigned at (301) 608-9292 ext. 1729.

Sincerely,

/S/ JOHN M. FERRARI

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation

M e d i c i n e s   F o r   L i f e ®